EXHIBIT 99.1

Brookfield Renewable Renews Normal Course Issuer Bid

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, Dec. 27, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Brookfield Renewable of its intention to renew its normal course issuer bid. Brookfield Renewable believes that in the event that its limited partnership units (“Units”) trade in a price range that does not fully reflect their intrinsic value, the acquisition of Units may represent an attractive use of available funds.

Brookfield Renewable is authorized to repurchase up to 8,900,000 Units, representing approximately 5% of its issued and outstanding Units. At the close of business on December 24, 2018, there were 179,778,172 Units issued and outstanding. Under the normal course issuer bid, Brookfield Renewable may purchase up to 28,561 Units on the TSX during any trading day, which represents 25% of the average daily trading volume of 114,244 Units on the TSX for the six months ended November 30, 2018, calculated in accordance with the rules of the TSX. Repurchases are authorized to commence on December 31, 2018 and will terminate on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Under its prior normal course issuer bid that commenced on December 29, 2017 and expires on December 28, 2018, Brookfield Renewable previously sought and received approval from the TSX to purchase up to 9,000,000 Units. As of December 21, 2018, Brookfield Renewable has purchased 1,829,514 Units under its prior normal course issuer bid through open market purchases on the TSX and the New York Stock Exchange (the “NYSE”) at a weighted average price per Unit of US$27.72.

All purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible, and all Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

Brookfield Renewable will enter into an automatic purchase plan with its designated broker by December 28, 2018 to allow for the purchase of Units, subject to certain trading parameters, at times when Brookfield Renewable ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules or otherwise.  Outside of these periods, Units will be repurchased in accordance with management’s discretion and in compliance with applicable law.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $300 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:

Media:	Investors:
Claire Holland	Divya Biyani
Vice President – Communications	Manager – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “target” “future”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding our liquidity, the expected benefits to unitholders of re-financing debt at low, long-term interest rates in a rising rate environment, as well as acquisitions, and the availability of acquisition opportunities. They also include statements regarding the progress towards completion of development projects, including by way of joint ventures with institutional partners, and the expected contribution of development projects to future generation capacity and cash flows as well as statements regarding the prospects of future growth in core markets. Additionally, they include statements regarding the expected benefits to Brookfield Renewable of redeploying recycled capital from non-core assets into new, value-based opportunities. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; changes to government regulations; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.